Exhibit 99.1

Northern Dynasty: Final EIS and Record of Decision will determine federal action at Alaska’s Pebble Project

August 10, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") reports that its 100%-owned US-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) issued a public statement in response to comments made by US Democratic presidential candidate Joe Biden. The statement reads:

“Pebble Partnership CEO Tom Collier said today the Final Environmental Impact Statement (“EIS”) for the Pebble Project released by the US Army Corps of Engineers (“USACE”) last month, and the federal Record of Decision (“ROD”) expected within weeks, will serve as the basis for final federal decision-making at the proposed copper-gold-molybdenum project.

“Collier was responding to a statement issued Sunday by Democratic presidential hopeful Joe Biden, in which the former Vice President suggests he would rely on a study completed by the Obama-era Environmental Protection Agency (“EPA”) in 2014 to deny federal permits to Pebble. Collier stressed the Final EIS released by the USACE on July 24, 2020 will ‘without any doubt whatsoever’ serve as the administrative record for all federal regulatory and permitting decisions at Pebble.

“’It’s election season, and people are going to posture and say things, I totally understand that,’ Collier said. ‘But when it comes down to brass tacks, to the law, there can be no federal action at Pebble that is inconsistent with the Final EIS, period.’

“Collier pointed out that prior efforts by the Obama administration to impose regulatory decisions at Pebble in the absence of an EIS or other legally defensible administrative record were stopped by the courts. He said any similar action by a future Democratic administration would be promptly overturned – particularly given the favorable findings of the Pebble EIS.

“’Look, any suggestion that the Obama-era Bristol Bay Watershed Assessment (“BBWA”) is a more defensible administrative record for regulatory decision-making at Pebble than the Final EIS is laughable,’ he said.

“’Not only does the BBWA not even assess our project, it doesn’t consider project-specific mitigation, it’s based almost entirely on secondary research, and it isn’t an impact assessment. As a basis for regulatory decision-making, the BBWA is woefully inadequate and demonstrably inferior to the Final EIS, and I’m 100% certain that our federal courts will take the same view if they are asked.’

“Collier stressed the Final EIS demonstrates that Pebble will have no measurable impact on Bristol Bay salmon or other fish populations, nor on the commercial, subsistence and sport fisheries they support.

“’The science is in,’ he said. ‘After 2½ years of study by the USACE, the US EPA and nine other federal, state and local regulatory agencies, it has been determined the Pebble Project will fully co-exist with clean water and healthy fish and wildlife populations in Bristol Bay. No amount of Monday morning quarterbacking is going to change those findings.’

“The Pebble deposit is on State of Alaska lands acquired as part of a land swap with the federal government in the 1970s, and is specifically designated for mineral exploration and development. With the Final EIS complete and a ROD pending, Collier said the window for federal decision-making at Pebble is closing. It will be up to the State administration and regulatory agencies to make final permitting decisions, he said.

“’This project is on state lands acquired specifically for the purpose of mineral development,” Collier said. ‘For any federal administration to appropriate such lands after the fact is a taking prohibited by the US Constitution, not to mention a gross violation of state rights.’

“Collier said any action by a Democratic administration to challenge Pebble’s federal permits once granted would have severe negative implications for the United States’ reputation as a jurisdiction for business investment, even if such an action was subsequently overturned by the courts. Investors willing to commit up to $1 billion or more to develop projects in the US, as Pebble has done, expect federal leaders to abide by the ‘rule of law’.

“Rather than suggesting a willingness to overturn duly permitted and authorized projects, Collier said candidate Biden would be well served to tell Americans how the US can develop domestic sources of copper and other strategic minerals necessary to transition to a lower carbon future.

“’Are we going to continue to rely on 3rd world countries, where environmental laws are lax and human rights are a pale shadow of the standards we enforce in the United States?’ he asked. ‘Are we going to count on China to meet our material needs to combat climate change and advance America’s green economy of the future?

“’Or are we going to finally acknowledge that the US can develop its natural resources more safely, responsibly and sustainably than any other country in the world?’”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com